CITIC Securities International USA, LLC

(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Statement of Financial Condition
Pursuant to the Securities Exchange Act of 1934, Rule 17a-5
December 31, 2020
(With Independent Registered Public Accounting Firm's Report Thereon)







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68887

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CITIC Securities International USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of the Americas 15th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William C. Holub — 212 - 549 - 5062
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Raymond Tam and William Holub, swear (or affirm) that, to the best of our knowledge and belief the accompanying statement of financial condition pertaining to the firm of CITIC Securities International, USA LLC, as of December 31, 2020, is true and correct. We further swear (or affirm) that neither the company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Raymond Tam
Chief Executive Officer



William Holub
Chief Financial Officer

LOREEN SAM
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SA6184559
Qualified in Kings County
My Commission Expires 05-16-2024



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.

- ☐ (d) Statement of Changes in Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A Management Statement Regarding Exemption from SEC Rule 15c3-3.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

December 31, 2020

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Shareholder of CITIC Securities International USA, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of CITIC Securities International USA, LLC (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 19, 2021

We have served as the Company's auditor since 2017.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us


CITIC Securities International USA, LLC

(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Statement of Financial Condition

December 31, 2020

(U.S. dollars in thousands)

ASSETS


Cash and cash equivalents	$	771
Receivables:		
Clearing firm		640
Affiliates		1,490
Customers		74
Securities owned, at fair value		15,000
Furniture and equipment, net of accumulated depreciation of $8		2
Right-of-use asset, net of accumulated depreciation of $47		103
Other assets		12
Total assets	**$**	**18,092**


LIABILITIES AND MEMBER'S EQUITY


Payables to affiliates	$	40
Accrued compensation and benefits		69
Lease liabilities		106
Accrued expenses and other liabilities		779
Total liabilities	**$**	**994**
Commitments and contingencies, Note 12		
Member's equity		17,098
Total liabilities and member's equity	**$**	**18,092**


The accompanying notes are an integral part of the Statement of Financial Condition

2


CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2020
(U.S. dollars in thousands unless otherwise noted)

(1) Business Description and Organization

CITIC Securities International USA, LLC (the "Company") is a wholly-owned subsidiary of CLSA Americas Holdings, Inc. (the "Parent"), which is wholly-owned by CLSA BV ("CLSA"), which is wholly-owned by CITIC Securities International Company Limited ("CITIC"). The Company is a single member Limited Liability Company ("LLC") with the Parent, a Delaware corporation, as the sole member. The Company is a regulated member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage services in U.S. Treasuries to institutional investors.

(2) Significant Accounting Policies

(a) Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Use of Estimates

The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents includes cash maintained at one major global bank. Given this concentration, the Company is exposed to certain credit risk. Due to the short-term nature of these instruments, the recorded value has been determined to approximate fair value.

(d) Loss Contingencies

With respect to all significant matters, the Company considers the likelihood of a negative outcome. If the Company determines the likelihood of a negative outcome is probable, and the amount of the loss can be reasonably estimated, the Company records an estimated loss for the expected outcome of the matter. If the likelihood of a negative outcome is at least reasonably possible, and no accrual for an estimated loss has been made or an exposure to loss exists in excess of the amount accrued, the Company discloses that fact together with the estimate of the possible loss or range of loss, or a statement that such an estimate cannot be made.

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2020

(U.S. dollars in thousands unless otherwise noted)

(e) Income Taxes

The Company is a Limited Liability Company which is a disregarded entity for U.S. tax purposes. The Company's income or loss is included in the Parent's U.S. corporate income tax returns with the Parent taxed as a C corporation. The Company applies a modified benefit-for-loss method. This means income taxes are generally calculated as if the Company files on a separate return basis, but the net operating loss or other tax attributes of the Company are characterized as realized or realizable when such attributes are realized or realizable by the consolidated tax group, even if the Company would not otherwise have realized the attributes on a stand-alone basis. The amount of the current tax benefit is recorded as a receivable from the Parent. During 2020 the Company did not change its tax allocation policy.

Deferred income taxes are recorded for the effects of temporary differences between the reported amounts in the financial statements and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. The Company assesses its ability to realize deferred tax assets primarily based on the Parent's future earnings potential and the reversal of taxable temporary differences when recognizing deferred assets. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company follows accounting principles related to the accounting for uncertainty in income taxes. In this regard, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The tax expense to be recognized is measured as the amount of expense that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

See *Note 6*, Income Taxes, for additional detail.

(f) Securities Owned, at fair value

Trading investments are stated at fair value.

See *Note 4*, Fair Value, for additional detail.

(g) Employee Benefit Plan

The Company's contributions to the defined contribution plan are predetermined by the terms of the plan, which outline the amount to be contributed for each employee for each year.

See *Note 8*, Employee Benefit Plans, for additional detail.

(h) Deferred Compensation

The Company amortizes all deferred compensation on a straight-line method over the life of the award.

See *Note 11*, Deferred Compensation, for additional detail.

The accompanying notes are an integral part of the Statement of Financial Condition

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2020

(U.S. dollars in thousands unless otherwise noted)

(i) *Receivables from Clearing Firm*

Securities transactions are cleared through the Company's clearing firm on a fully-disclosed basis. Receivables from clearing firm include prior months' commissions earned on these transactions less costs charged by the clearing firm to settle these transactions. Receivables from clearing firm also include cash or deficit cash balances in the Company's proprietary accounts at the clearing firm, and a $500 cash clearing deposit.

(j) *Furniture and Equipment*

The Company's policy is to capitalize furniture, equipment and software with a cost greater than $2. The Company depreciates its capitalized assets over the estimated useful life, which typically ranges from 3 to 5 years.

(k) *Right-of-use Assets*

The Company's policy is to capitalize operating leases with a duration longer than 12 months. The Company amortizes its right-of-use assets over the life of the lease.

(l) *Evaluation of Credit Losses*

Effective January 1, 2020, the Company adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 326, *Measurement of Credit Losses on Financial Instruments*, using the modified retrospective approach. Adoption of this standard did not have a material impact on the Company's statement of financial condition.

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. Changes in the allowance for credit losses are reported in Credit Loss expense.

Receivables from clearing organization.

The Company's receivables from clearing firm primarily includes cash and clearing deposits. The Company's trades are cleared through a clearing organization and settled daily between the clearing organization and the Clearing Firm. Because of this daily settlement of trades and periodic settlement of cash, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time.

The accompanying notes are an integral part of the Statement of Financial Condition

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2020
(U.S. dollars in thousands unless otherwise noted)

The Company reviews the credit quality of its counterparty on a regular basis. The Company has a multi-year relationship with the Clearing Firm with no history of credit losses. The Company's estimate of credit losses considers this history, current conditions, and a reasonable and supportable forecast over the life of the receivable.

The Company has not had any historical losses related to these receivables. Estimated credit losses for these receivables were not material as of December 31, 2020.

(3) Accounting Pronouncements Not Yet Adopted

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (Topic 740), which removes certain exceptions to the general principles in Topic 740 and improves consistent application of and simplifies GAAP for other areas of Topic 740 by clarifying and amending existing guidance. This ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. The Company is evaluating the impact of this new standard on its financial statements.

(4) Fair Value

FASB Accounting Standards Codification ("ASC") 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

- Level 1 – Quoted prices in active markets for identical assets or liabilities as of the reported date.

- Level 2 – Quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.

- Level 3 – Prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The Company's policy is to recognize transfers between levels at year-end. For the year ended December 31, 2020, the Company did not have any such transfers.

The table below presents the carrying value of the Company's financial instruments at fair value. The table excludes the values of non-financial assets and liabilities.

	Fair Value			Carrying
	Level 1	Level 2	Level 3	Value
Securities owned, at fair value	$ -	$15,000	$ -	$15,000
Total assets measured at fair value	$ -	**$15,000**	$ -	**$15,000**

The accompanying notes are an integral part of the Statement of Financial Condition

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2020

(U.S. dollars in thousands unless otherwise noted)

Following is a description of the fair value methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

<u>Securities owned, at fair value</u>: The Company holds U.S. treasury securities, which are deposited with the Company's clearing firm. These securities are valued based on quoted yields in secondary markets and are thus included in Level 2 of the valuation hierarchy.

Estimated Fair Value of Financial Instruments Not Measured at Fair Value

The Company estimates that the fair value of its remaining financial instruments as recognized on the Statement of Financial Condition approximates their carrying value because they have limited counterparty credit risk and are short-term replaceable on demand or bear interest at market rates.

	Fair Value			Carrying
	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$ 771	-	-	$ 771
Receivables-Clearing Firm	-	$ 640	-	640
Receivables-Affiliates	-	1,490	-	1,490
Receivables-Customers	-	74	-	74
Total assets	**$ 771**	**$ 2,204**	**-**	**$ 2,975**

	Fair Value			Carrying
	Level 1	Level 2	Level 3	Value
Payables-Affiliates	-	$ 40	-	$ 40
Total liabilities	**-**	**$ 40**	**-**	**$ 40**

(5) Right-of-use Asset and Lease Liabilities

Upon adoption of ASU 2016-02, the Company are required to apply a modified retrospective transition and as such recognized lease liabilities in relation to leases which had previously been classified as 'operating leases' under generally accepted account principles of the United States of America. These liabilities were measured at the present value of the remaining lease payments, discounted using the Company's borrowing rates as of January 1, 2020.

The weighted average maturity of the lease liability is 2.2 years.

The weighted average borrowing rate applied to the lease liabilities was 4.6%.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2020 are as follows:

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2020

(U.S. dollars in thousands unless otherwise noted)

Year	Payments Due
2021	$ 50
2022	50
2023	8
Total undiscounted lease payments	108
Less: Imputed interest	(5)
Total lease liabilities	**$ 103**

(6) Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are associated with bonuses that are not currently deductible for tax purposes, depreciation not currently deductible for tax purposes, accrued expenses, deferred rent and net operating loss carryforward. The tax effect of significant items comprising the net deferred tax asset is as follows:

Deferred tax asset:	
Compensation and other items	$ 61
Accrued expenses	165
Deferred rent	28
Right-of-use asset	(26)
Net operating loss carryforward	3,091
Valuation Allowance	(3,319)
Net deferred tax asset	**$ -**

Management has established a full valuation allowance of $3,319 against the deferred tax asset, as it is more likely than not that the deferred tax asset will not be realizable. For the year ended December 31, 2020 the Valuation Allowance decreased by $1,753.

The principal reasons for the difference between the effective tax rates and the 2020 Federal corporate statutory tax rate of 21% are the valuation allowance established against the deferred tax asset, state taxes, return to provision adjustments, as well as the benefit recognized as the Parent pays the Company for use of its current tax losses in accordance with its accounting policy.

The Company's Parent is subject to taxation in the United States and various state and local jurisdictions. As of December 31, 2020, the Parent's tax returns for 2012 to 2019 are subject to examination by Federal, state and local tax authorities. As of December 31, 2020 and 2019, the Company has no amount of unrecognized tax benefits. For the year ended December 31, 2020 the Company has not recognized any amounts associated with unrecognized tax benefits.

As of December 31, 2020 the Company has a Federal net operating loss carryforward of $11,647 which begin to expire in 2034.

The accompanying notes are an integral part of the Statement of Financial Condition

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2020

(U.S. dollars in thousands unless otherwise noted)

As of December 31, 2020 the Company has State and Local net operating loss carryforwards of $8,783 which begin to expire in 2026.

(7) Related Party Transactions

All transactions with related parties are settled in the normal course of business.

Expenses are allocated to the Company by CLSA Americas, LLC ("CLSAA"), an affiliated broker-dealer under common control of the Parent, in accordance with Service Level Agreements. The services provided to the Company primarily relate to middle and back office services. The related payable of $40 is included in Payables to affiliates.

Certain expenses of the Company incurred in the normal course of business are paid by CLSAA, CLSA Limited and the Parent. The related payable of $0 is included in Payables to affiliates.

The Company had a $200,000 uncommitted revolving credit facility (the "Finance Credit Facility") with CLSA Finance, an affiliate, with no established maturity date. The Finance Credit Facility was available for the Company's business purposes, and the Company can draw under the Finance Credit Facility.

The Finance Credit Facility includes customary events of default (with customary grace periods, as applicable), including provisions under which, upon the occurrence of an event of default, all outstanding loans accelerated and/or lender's commitments may be terminated. Also, under such provisions, upon the occurrence of certain insolvency- or bankruptcy-related events of default, all amounts payable under the Finance Credit Facility would automatically become immediately due and payable, and the lender's commitments would automatically terminate. Amounts under the Credit Facility may be borrowed, repaid and re-borrowed by the Company from time to time.

Voluntary prepayments by the Company are permitted at any time without fee. Borrowings under the Finance Credit Facility bear interest at a prevailing market rate to be agreed between the parties from time to time

During the year ended December 31, 2020, the Company drew upon the Finance Credit Facility with the maximum drawn $11,000 and annual interest rate was 1.516%. This loan maturity date was July 21, 2020, and the Company received a capital contribution of $11,000 which was used to repay this loan on July 15, 2020.

The Company has a sub-lease agreement with CLSAA to rent a portion of CLSAA's office space. Such sub-lease rental payments that were charged against lease liabilities were $50. The related payable of $6 is included in Payables to affiliates.

(8) Employee Benefit Plans

The Company sponsors a defined contribution plan. The 401(k) savings plan allows participants to make before-tax contributions from 1% to 75% of their compensation, subject to the maximum allowable contribution as established by the Internal Revenue Code. The Company makes matching contributions, which will not exceed more than a total of 6% of the employee's eligible compensation. Participants are immediately vested in their contributions, earnings thereon, and employer match in the plan.

The accompanying notes are an integral part of the Statement of Financial Condition

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2020
(U.S. dollars in thousands unless otherwise noted)

There was no associated liability.

(9)   Regulatory Requirements

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC Exchange Act. The Company computes its net capital under the alternative method permitted by the rule, which requires that minimum net capital, as defined, exceed $250. During the year ended December 31, 2020, the Company had net capital of $15,594, which was $15,344 in excess of the minimum net capital requirement of $250.

Advances, dividend payments, and other equity withdrawals are restricted by the regulations of the SEC, and FINRA.

The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(ii) as all domestic transactions are cleared through another U.S. broker-dealer on a fully disclosed basis.

(10)   Risk Management

(a)   Customer Activities

In the normal course of business, the Company's brokerage activities involve the execution of various customer securities trades, which may expose the Company to off-balance sheet risk by requiring the Company to purchase or sell securities at prevailing market prices in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on a DVP/RVP basis.

In accordance with industry practice, the Company records customer transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The risks assumed by the Company in connection with these transactions are not currently expected to have a material adverse effect upon the Company's financial condition or results of operations.

(b)   Other Counterparties

The Company is engaged in various brokerage activities on behalf of clients. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of the instrument.

(c)   Market Risk

Market risk is defined as the exposure to adverse changes in the market value of a security due to the change in the values of various risk factors. The four standard market risk categories are equity, interest rate, currency and commodity.

The Company does not engage in proprietary trading activities.

The accompanying notes are an integral part of the Statement of Financial Condition

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2020

(U.S. dollars in thousands unless otherwise noted)

In the course of broking the Company will, from time to time, facilitate customer orders that result in market risk exposures. The Company manages the market risks associated with these activities by completing the transactions in a short period of time in a trading day. In addition, such transactions are monitored through a variety of risk measures and techniques, by establishing intra-day limits and by monitoring exposures and limits on a daily basis.

(11) Deferred Compensation

The Company issues cash-based deferred compensation to employees, at its discretion. Vesting is generally conditional upon the eligible employees' continued employment with the Company during the vesting period(s), with vesting periods generally ranging from one to three years and accelerated vesting of awards in certain circumstances. Deferred compensation expense is recognized over the vesting period(s).

(12) Commitments and Contingencies

The Company has entered into a sub-lease with CLSAA for office space, as described in *Note 7*, Related Party Transactions. Such lease has been recorded on the books as a Right-of-use asset, as described in *Note 5*, Right-of-use Asset and Lease Liabilities.

(13) Subsequent Events

We evaluated subsequent events through March 19, 2021, the date the Statement of Financial Condition was available to be issued.

No subsequent events were identified that require recognition or disclosure in the Statement of Financial Condition.

The accompanying notes are an integral part of the Statement of Financial Condition